UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 3 )*

World Heart Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

980905-20-2

(CUSIP Number)

Mr. Kevin R. Compton

Maverick Venture Management, LLC

737 Bryant Street

Palo Alto, CA 94301

Tel: (650) 566-3303

(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 980905-20-2		Page 2 of 5

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Maverick Venture Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
	7	SOLE VOTING POWER 28,007,033
Number of shares beneficially owned by each reporting person with	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 28,007,033
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,007,033
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%
14		TYPE OF REPORTING PERSON OO

Item 1.  Security and Issuer

This Schedule 13D relates to the common shares of World Heart Corporation (“WorldHeart”).  The address of the principal executive office of WorldHeart is 7799 Pardee Lane, Oakland, California 94621.

Item 2.  Identity and Background

This Schedule 13D is filed by Maverick Venture Management, LLC, a Nevada limited liability company (“Maverick”).  Maverick is in the business of managing private investments.  Maverick’s principal business and principal office address is 737 Bryant Street, Palo Alto, California 94301.

Maverick is controlled by Kevin R. Compton and Gayla J. Compton (collectively, the “Comptons”), each of whom is a manager of Maverick.  The business address of each of the Comptons is the same as Maverick’s principal office.  Mr. Compton’s principal occupation is managing private investments.  Mrs. Compton’s principal occupation is managing personal household and family matters.  Each of the Comptons is a citizen of the United States of America.

During the last five years, neither Maverick nor either of the Comptons has been convicted in a criminal proceeding or been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which neither it nor either of them was or is subject to a judgment, decree or final order enjoining future violations at, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On November 13, 2006, Maverick entered into a Purchase Agreement dated November 13, 2006 among WorldHeart, Maverick, other existing and new investors, and certain members of WorldHeart management (the “Purchase Agreement”) pursuant to which Maverick agreed to purchase, subject to the terms and conditions set forth therein, 12,000,000 common shares of WorldHeart for a total purchase price of $3.0 million.  The source of funds to be used for the purchase by Maverick will be the working capital of Maverick.

Item 4.  Purpose of Transaction

The Purchase Agreement contemplates a private placement financing whereby WorldHeart expects to raise approximately $14.1 million in gross proceeds through the sale of an aggregate of 56,400,000 common shares at a purchase price of $0.25 per share.  Pursuant to the Purchase Agreement, a first closing of approximately $2.8 million is expected to close on or about November 17, 2006, and a second closing of approximately $11.3 million is expected to close in late December 2006 following anticipated shareholder approval.  The Purchase Agreement provides that Maverick’s purchase of common shares will be effected at the second closing.  As is the case with all persons acquiring shares under the Purchase Agreement, Maverick’s obligation to purchase the common shares is contingent upon certain conditions set forth in the Purchase Agreement.  Assuming such conditions are satisfied and the second closing is consummated, Maverick will acquire 12,000,000 common shares, thereby increasing Maverick’s direct holdings to 28,007,033 shares.  Maverick is and will be holding all of its common shares solely for investment purposes.

Maverick may acquire on the open market from time to time additional common shares.  Maverick may also sell common shares of WorldHeart from time to time.  Maverick is entitled to nominate up to two directors of WorldHeart, depending on the percentage ownership of common shares held by Maverick.

Except as described above, neither Maverick nor either of the Comptons has present plans or intentions relating to the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)

Maverick beneficially owns 28,007,033 common shares of WorldHeart, including the right to purchase 12,000,000 common shares pursuant to the Purchase Agreement discussed above.  In determining the percentage ownership of the outstanding common shares, Maverick (i) is relying on the most recently available information filed with the Securities and Exchange Commission by WorldHeart which indicates 55,479,549 common shares outstanding as of October 31, 2006, and (ii) is assuming that all common shares subject to the Purchase Agreement (56,400,000 shares) will be outstanding.  Based on the foregoing, Maverick’s ownership will represent approximately 25.0% of the outstanding common shares.  Without the assumption included in clause (ii) above, Maverick’s ownership will represent approximately 41.5% of the outstanding common shares when calculated strictly in accordance with Rule 13d-3(d).  Each of the Comptons is deemed to be the beneficial owner of all shares owned by Maverick.

(b)

Subject to the above discussion, Maverick has sole power to vote and dispose of 28,007,033 common shares; and each of the Comptons has shared power to vote and dispose of the 28,007,033 common shares held by Maverick.

(c)

On October 23, 2006, MQP Dissolution, Inc., formerly known as MedQuest Products, Inc. (“MQP”), made a final liquidating distribution to Maverick of 2,979,690 common shares of WorldHeart as a result of Maverick owning approximately 82.8% of the outstanding shares of MQP.  As a result of MQP’s final liquidating distribution, Maverick’s direct holdings in WorldHeart totaled 16,007,033 shares, representing approximately 28.9% of the outstanding common shares at such time.

(d)

No person other than Maverick and the Comptons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 28,007,033 common shares beneficially held by Maverick.

(e)

N/A.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a purchase agreement dated January 31, 2005 between WorldHeart and Maverick, Maverick is entitled to nominate up to two directors of WorldHeart, depending on the percentage ownership of common shares held by Maverick.

Item 7.  Material to be Filed as Exhibits

N/A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 16, 2006

/s/ Kevin R. Compton

Date

Signature

Kevin R. Compton, Manager

Name/Title

3632542_1.DOC